Mail Stop 4561

June 3, 2009

Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 5, 2009**
> **Form 8-K Filed April 21, 2009**
> **File No. 001-14050**

Dear Mr. Curlander:

We have reviewed your response letter dated April 30, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 23, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results Summary, page 34

1.   We note from your response to our prior comment 2 that the Company uses the average unit revenue ("AUR") metric together with volume statistics to analyze revenue and gross profit performance. We further note that AUR is influenced by

several factors such as product mix, foreign exchange rates, price actions, and customer programs. It is not clear from your current disclosures how these factors influenced your AUR and ultimately impacted your revenues. For instance, on page 35 of your Form 10-K you state that "Inkjet hardware AUR increased 13% YTY due to favorable product mix shift, partially offset by a negative impact of pricing." Tell us how you considered expanding your disclosures to further quantify the factors that impacted the Company's AUR so to provide investors with a better understanding of the drivers behind your declining revenues. Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

Consolidated Statements of Financial Positions, page 58

2. We note your response to our prior comment 5 where you indicate that except for deferred tax assets, no other asset account or group of accounts met or exceeded 5% of total current assets or 5% of total assets. Please tell us the amount of current and noncurrent deferred tax assets included in the prepaid and other current assets and other assets line items of your consolidated statements of financial position. Also, explain further how you determined that the disclosures in Note 12 satisfy the reporting requirements of Rule 5-02.17 of Regulation S-X, particularly considering the fact that your footnote disclosures do not provide a breakdown between current and deferred tax assets. Further, please confirm that your financial statement disclosures comply with paragraphs 41 and 42 of SFAS 109. In this regard, verify that you have separately classified your deferred tax assets and deferred tax liabilities as either current or non-current and that you have not offset deferred tax liabilities and deferred tax assets attributable to different tax-paying components or to different tax jurisdictions.

Note 15. Pension and Other Postretirement Plans, page 93

3. We note your response to our prior comment 15 and while we note that the Company obtains information from outside sources regarding the expected long-term returns for each asset and uses an independent consulting firm to validate the reasonableness of such assumptions, this does not provide insight as to how the return rates for each asset class were determined. Please explain further the factors considered in determining the expected long-term rate of return on your plan assets for each asset type (i.e. equity securities, government and agency securities, mortgage-backed securities, asset-backed securities, corporate debt, etc.). Also, explain the impact that the change in the plan asset allocation had on your expected long-term rate of return or explain why the shift in the asset allocation has not impacted your assumptions. Also, tell us what impact, if any, the current economic environment has had on your assumptions.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Note 5. Marketable Securities, page 14

4.   We note your discussion on page 15 regarding the factors considered in determining whether your marketable securities are other-than-temporarily-impaired. However, it is not clear from your disclosures how you apply these factors in assessing the various types of investments for impairment. For instance, it is not clear from your disclosures whether the unrealized losses on your asset-backed and mortgage-backed securities were caused by changes in interest rates or declines in the credit quality of the issuer. Also, given the recent declines in the Company's cash and cash equivalents as well as in your operating cash flows, it is not clear whether you have the intent and ability to hold these investments until a recovery of fair value, which may be maturity (or whether you intend to sell these securities or more likely than not will be required to sell these securities before recovery as per recently effective guidance). Please revise your disclosures to more clearly address how you evaluate whether your marketable securities for other-than-temporary-impairment (and to clearly disclose the reasons that a portion of an other-than-temporary impairment was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings as required by recently effective guidance). We refer you to the guidance in FSP FAS 115-1 and FAS 124-1 and (FSP FAS 115-2 and FAS 124-2 with regards to your June 30, 2009 Form 10-Q disclosures).

Financial Condition

5.   We note your statement where you indicate "Management continues to believe that cash provided by operations and available cash, cash equivalents and marketable securities will be sufficient to meet operating and capital needs for the remaining quarters of 2009." Please confirm, if true, and revise in the future to indicate whether the Company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a)**.**

Form 8-K Filed April 21, 2009

6.   We note your response to our prior comment 8 and the proposed revised disclosures regarding non-GAAP financial measures, which you intend to, include in your future Form 8-K filings and we have the following additional comments:

- While we note that management reviews the performance of the Company's operating segments based on GAAP and non-GAAP measures, it is not clear how management uses the non-GAAP measures to conduct or evaluate the business. Revise to disclose specifically how management uses these non-GAAP measures, such as for budgeting purposes, for measuring compensation, or for allocating resources, etc.

- Disclose the manner in which management compensates for material limitations associated with the use of non-GAAP financial measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief